Exhibit 12.1

Ameren Corporation Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	Six Months	Year
	Ended	Ended
	June 30,	December 31,
	2006	2005
Net income from continuing operations	$192,531	$605,725
Less- Change in accounting principle	-	(22,135)
Less- Minority interest	(12,175)	(3,231)
Add- Taxes based on income	112,039	356,016
Net income before income taxes, change in accounting principle, and minority interest	316,745	987,107

Add- fixed charges:
Interest on long term debt	153,681	297,822
Estimated interest cost within rental expense	2,054	4,208
Amortization of net debt premium, discount, and expenses	7,122	14,687
Subsidiary preferred stock dividends	5,339	12,745
Adjust preferred stock dividends to pre-tax basis	3,023	7,227
Total fixed charges	171,219	336,689
Less: Adjustment of preferred stock dividends to pre-tax basis	3,023	7,227

Earnings available for fixed charges	484,941	1,316,569

Ratio of earnings to fixed charges	2.83	3.91